September 11, 2007
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
100 F Street N.E.
Washington, D.C. 20549-3628
ATTN: Mr. Michael Pressman, Special Counsel
Re:	JCM Partners, LLC Schedule 13E-3 filed May 30, 2007, as amended File No. 5-81907

Preliminary Proxy Statement on Schedule 14A filed May 30, 2007, as amended File No. 0-15708
Dear Mr. Pressman:
JCM Partners, LLC, a Delaware limited liability company (“JCM” or the “Company”) is filing today, via EDGAR transmission, Amendment No. 2 to each of the above-referenced Schedule 13E-3 and preliminary proxy statement (the “Preliminary Proxy Statement”).
Set forth below are the Company’s responses to your August 29, 2007 letter to the undersigned setting forth the staff’s comments regarding the Schedule 13E-3 and Preliminary Proxy Statement. For your convenience, the Company’s responses are contained in the numbered paragraphs that correspond to the numbered paragraphs of the comment letter. The text of each of the staff’s comments is included in bold below. Unless otherwise indicated, capitalized terms used in this letter have the same meanings as set forth in the Preliminary Proxy Statement.
PRE 14A (Preliminary Proxy Statement)
1.	Please delete the statement that “the SEC viewed common securities of the same issuer that carry different voting rights as distinct classes of securities.” In the alternative, please revise to clarify that this is Ms. Ing’s opinion.

We have revised the disclosure to clarify that the referenced language was a quote from a legal opinion filed with the SEC that cited an existing SEC no action letter. See the fifth paragraph of Section 3.1.5 of the Preliminary Proxy Statement.

2.	We reissue prior comment 8. Please explain the methodology approved by the bankruptcy court. In addition, please explain how the “maximum price at which the company would have been willing to purchase units” was determined. Further, please provide the information required by Item 1015 of Regulation M-A with respect to the appraisal and file the report as an exhibit pursuant to Item 1016 of Regulation M-A.

Mr. Michael Pressman, Special Counsel
September 11, 2007

We have added additional disclosure to further explain the methodology approved by the bankruptcy court. Please see Section 3.1.5 of the Preliminary Proxy Statement.

Also, Section 3.1.5 (located two paragraphs below the newly added language referred to in the paragraph above) of the Preliminary Proxy Statement contains the following language that explains how the “maximum price at which the company would have been willing to purchase units” is determined:
The Board currently determines the maximum price it is willing to consider paying to repurchase Units by annualizing its rental revenues and multiplying its annualized revenues by a gross rent multiplier of 8.0 in order to determine its current (rather than book) property asset value. It then adds cash and other miscellaneous assets and subtracts mortgage debt, other liabilities and an amount equal to 10% of its property asset value (as the liquidation cost) in order to determine the adjusted net equity of the Company. It then divides adjusted net equity by the number of Units and Preferred Units outstanding, other than those owned by the Company’s subsidiary to determine a maximum purchase price per Unit. From this amount, it subtracts a 30% minority discount, which yields the maximum price the Company is willing to consider repurchasing Units.
Finally, while the Company continues to believe that the 2005 appraisals (prepared in connection with the determination of the exercise price for the Class 1 Units put rights) are not materially related to the proposed transaction, it has summarized the appraisals in the Preliminary Proxy Statement and has filed them as an exhibit to the Schedule 13E-3. Please see Section 3.8 of the Preliminary Proxy Statement and Exhibit (c) to the Schedule 13E-3. Please note there are 44 separate property appraisals, as each property was appraised on an individual stand-alone basis.
Form of Proxy
Please also note that at the request of the Company’s Board of Managers, although we have retained the ability for Members to vote on each separate matter independently, we have revised the form of proxy to add a method for Members to vote on all of the Proposals together. We note that this is permitted pursuant to the adopting release instituting the provision of Rule 14a-4 that requires the “unbundling” on the proxy card each separate matter to be voted upon (SEC Release No. 34-31326 (October 16, 1992) (the “1992 Release”)), which provided that “[N]othing in the amendment would prevent a registrant from providing shareholders with the option to vote on the separate proposals as a package by marking a single box as “ FOR,” AGAINST,” or “ ABSTAIN” with respect to all the separate proposals.” See Section II.H of the 1992 Release.

Mr. Michael Pressman, Special Counsel
September 11, 2007

Closing Comments
If you have any questions or comments regarding this letter, please contact me at (916) 563-1814. In addition, you may also contact Penny Somer-Greif of Ober|Kaler at 410-347-7341 or Richard E. Baltz of Arnold & Porter LLP at (202) 942-5124.
Very truly yours,
Salem & Green, A Professional Corporation
By /s/ Julie E. Green
          Julie E. Green